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CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors
Great Basin Gold Ltd.

We consent to the inclusion in this annual report on Form 40-F/A of our Auditors’ Report dated March 16, 2007, except as to note 20 which is as of March 30, 2007, on the consolidated balance sheet of Great Basin Gold Ltd. (the “Company”) as at December 31, 2006 and the consolidated statements of operations, deficit and cash flows for the year then ended which is contained in this annual report on Form 40-F/A of the Company for the fiscal year ended December 31, 2007.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
November 28, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.